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                           August 19, 2020

       Rex Chen
       Chief Financial Officer
       Yunji Inc.
       15/F, South Building
       Hipark Phase 2, Xiaoshan District
       Hangzhou, Zhejiang, 310000
       People   s Republic of China

                                                        Re: Yunji Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 24,
2020
                                                            File No. 1-38877

       Dear Mr. Chen:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Notes to the Consolidated Financial Statements
       2.16 Revenue Recognition, page F-29

   1. We note you grant certain units of Yunbi (Yun-coin) and other coupons (collectively referred to as coupons)
as incentives to users including new members and existing
                                                        members for promoting
your products and inviting new members to the platform. The use of incentives appear to
be a key factor in your business model. For Referral Yunbi and
                                                        New Member Yunbi you
disclose revenue is recognized when Yunbi is used and
                                                        redeemed, or upon
expiration if not redeemed. Please explain how you have considered any expected breakage
for unredeemed Yunbi. In doing so, please explain to us the terms, expiration dates and
the amounts of Yunbi recorded as a reduction of revenue and expense for each year
presented. To the extent material, please revise your disclosure as
 Rex Chen
Yunji Inc.
August 19, 2020
Page 2
         appropriate. Reference is made to ASC 606-10-55-48.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202 551 3272 or me at 202 551 3344 with any questions.



FirstName LastNameRex Chen                                Sincerely,
Comapany NameYunji Inc.
                                                          Division of
Corporation Finance
August 19, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName